September 19, 2018


William Lei Ding
Chief Executive Officer
NetEase, Inc.
Building No. 7, West Zone,
Zhongguancun Software Park (Phase II)
No. 10 Xibeiwang East Road, Haidian District
Beijing 100193, People's Republic of China

       Re:     NetEase, Inc.
               Form 20-F for the Fiscal Year Ended December 31, 2017 Filed April 20, 2018
               File No. 0-30666

Dear Mr. Ding:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments

Note 2. Principal Accounting Policies

(l) Intangible Assets, page F-16

   1. Please tell us what consideration you gave to providing the disclosures required by ASC
      350-30-50-1, ASC 350-30-50-2 and ASC 350-30-50-4.

Note 21. Commitments and Contingencies

(b) Litigation, page F-32

   2. Please tell us what consideration you gave to disclosing an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please refer to ASC
      450-20-50-4.
 William Lei Ding
NetEase, Inc.
September 19, 2018
Page 2


Note 22. Dividends, page F-32

    3. Please explain to us why the amounts of dividends declared and paid during 2016 and
       2017 disclosed in the first paragraph differ from the amounts disclosed in the consolidated statements of cash flows and of shareholders' equity.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 if you have questions regarding our comments or related matters. Please contact me at (202) 551-3344 with any other questions.


                                                          Sincerely,

                                                          /s/ William H.
Thompson

                                                          William H. Thompson
                                                          Accounting Branch
Chief
                                                          Office of Consumer
Products


cc: Charles Yang, Chief Financial Officer